Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JAN 23 PM 7:21

SUPPL

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISS
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Se
Date:	24 January, 2003
SUBJECT:	STEPS COMPLETED FOR EXTENSION OF GMF OFFER PERIOD
No of Pages:	[illegible] pages (including cover sheet)

03003235

STEPS COMPLETED FOR EXTENSION OF GMF OFFER PERIOD

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

dlw 1/24

Attach.

Freehills

MLC Centre, Martin Place,
Sydney NSW 2000 Australia
DX 361 Sydney

Telephone 61 2 9225 5000 (switch)
61 2 9225 5606 (fax operator)
Facsimile 61 2 9322 4000

From	Braddon Jolley / Justin Mannolini Phone 02 9225 5273 / 5228
To	The Manager Company Announcements Office Australian Stock Exchange Limited **Fax** **1300 300 021**
Pages	5

24 January 2003

Our ref FBJ:JJM:AJR:30E
Matter no 80386996
Doc no Sydney\004335227

BPC1 Pty Limited - takeover bid for Goodman Fielder Ltd (ASX:GMF)
Extension of offer period

We act for BPC1 Pty Limited (**BPC1**) and Burns, Philp & Company Limited (**Burns Philp**) in relation to BPC1's off-market takeover bid for all the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**).

BPC1 has today completed the steps required to extend its Offer period. It is now scheduled to close at 7:00pm (Sydney time) on 18 February 2003.

We attach:

1 Burns Philp's notice of extension of offer period and notification of relevant interests as required by ASX Listing Rule 3.2;

2 a letter dated 23 January 2003 which BPC1 has been sent to Goodman Fielder shareholders (which enclosed a notice of variation lodged with ASIC and sent to Goodman Fielder on 22 January 2003); and

3 a notice under paragraph 630(2)(b) of the Corporations Act 2001 notifying the new date for giving the notice of the status of conditions.

Yours faithfully
Freehills

Braddon Jolley

Justin Mannolini

Burns, Philip & Company Limited ABN 65 000 000 359
Company notice – ASX Listing Rule 3.2
Extension of offer period and notification of relevant interests

To: Australian Stock Exchange Limited (ASX)

BPC1 Pty Limited (**BPC1**) (a wholly owned subsidiary of Burns, Philp & Company Limited (**Burns Philp**) - ASX code "BPC") has extended the offer period for its takeover offers dated 3 January 2003 (which are contained in its bidder's statement dated 19 December 2002) for all of the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**). The offers will now close at 7:00pm (Sydney time) on 18 February 2003.

Accordingly, Burns Philp gives notice under ASX Listing Rule 3.2 that:

(a) BPC1 (and its associates) had a relevant interest in 14.8% of Goodman Fielder shares when the first of the offers was made; and

(b) at the date of the extension, BPC1 (and its associates) had a relevant interest in 15.62 % of Goodman Fielder shares.

Dated 24 January 2003

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

23 January 2003

Dear Goodman Fielder shareholder

Burns Philp takeover bid for Goodman Fielder
Extension of offer period

BPC1 Pty Limited (a wholly owned subsidiary of Burns, Philp & Company Limited) has extended the offer period for its takeover bid for all the Goodman Fielder Ltd shares by two weeks.

The offer is now scheduled to close at **7.00pm (Sydney time) on 18 February 2003**.

A formal notice of variation is enclosed.

Yours sincerely,

HELEN GOLDING
Company Secretary

BPC1 Pty Limited (ABN 45 101 665 918)
Company notice – subsection 650D(1) Corporations Act 2001
Notice of variation – extension of offer period

To: **Australian Securities and Investments Commission ("ASIC");**

Goodman Fielder Ltd ("Goodman Fielder"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1 it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder which is contained in its bidder's statement dated 19 December 2002 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 18 February 2003; and

2 the Offer is hereby varied by:

(a) replacing "4 February 2003" with "18 February 2003" in section 9.2(a) of the Bidder's Statement; and

(b) replacing "24 January 2003" with "7 February 2003" in section 9.10 of the Bidder's Statement; and

(c) replacing "4 February 2003" with "18 February 2003" where appearing on the Acceptance Form.

A copy of this notice was lodged with the ASIC on 22 January 2003. ASIC takes no responsibility for the contents of this notice.

Dated 22 January 2003

Signed for and on behalf of Burns Philp by two directors of Burns Philp authorised to sign this notice pursuant to a resolution passed at a meeting of directors of Burns Philp.

Director	Director
Graeme Hart	Thomas Degnan

004330776

BPC1 Pty Limited ACN 101 665 918

Company Notice – paragraph 630(2)(b) Corporations Act 2001

New date for giving the notice of the status of conditions

To: Goodman Fielder Ltd (Goodman Fielder); and

Australian Stock Exchange Limited.

For the purposes of paragraph 630(2)(b) of the Corporations Act 2001, BPC1 Pty Limited (**Burns Philp**) (a wholly owned subsidiary of Burns, Philp & Company Limited) hereby gives notice that:

1 the offer period relating to the offers by Burns Philp for all of the ordinary shares in Goodman Fielder, which offers are contained in a bidder's statement dated 19 December 2002 (**Bidder's Statement**), has been extended so that it now ends at 7:00pm (Sydney time) on 18 February 2003;

2 the new date for giving the notice of the status of the conditions to the offers, as required by subsection 630(3) of the Corporations Act 2001, is 7 February 2003; and

3 on the date of this notice:

(a) Burns Philp has not freed its offers from any of the conditions, other than the conditions in clauses 9.6(k) (material adverse change of Burns Philp) and 9.6(l) (adverse change in financial markets) of the Bidder's Statement;

(b) so far as Burns Philp is aware, none of the other conditions to the offers have been fulfilled.

Date: 24 January 2003

Philip West, Company Secretary